EXHIBIT 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF
SEARCHCORE, INC. AND ITS WHOLEY OWED SUBSIDIARY
WEEDMAPS MEDIA, INC.

Pro Forma Financial Information

The following unaudited pro forma condensed combined financial statements give effect to the Agreement and Plan of Reorganization (the “Reorganization Agreement”) by and among us and our wholly owned subsidiary, WeedMaps Media, Inc., a Nevada corporation (“WeedMaps”), on the one hand, and RJM BV, a Dutch corporation (“RJM”), on the other hand, pursuant to which upon the closing of the transaction, we sold WeedMaps to RJM. This pro forma financial information for the nine months ended September 30, 2012 shows the potential impact of this transaction on our financial position and results of operation if the transaction had been consummated as of January 1, 2012.

Sale of WeedMaps

The unaudited pro forma condensed combined financial statements as of September 30, 2012 give effect to the Reorganization Agreement pursuant to which we sold WeedMaps to RJM in exchange for (a) Three Million Dollars ($3,000,000), represented by a secured promissory note, (b) the assumption by RJM of various of our obligations to Douglas Francis, Justin Hartfield, and Keith Hoerling, and the assumption of our office lease in Newport Beach, California, and (c) Seven Hundred Fifty Thousand Dollars ($750,000) in cash (of which we withheld Five Hundred Thousand Dollars ($500,000) from WeedMaps at the closing and Two Hundred Fifty Thousand Dollars ($250,000) of which will be paid to us on January 15, 2013). The closing of the sale took place on December 31, 2012. The unaudited pro forma information is presented for illustration purposes only in accordance with the assumptions set forth below and in the notes to the pro forma condensed combined financial statements.

The unaudited pro forma condensed combined balance sheets as of September 30, 2012 begins with the historical financial statements of SearchCore, Inc. and shows the deletion of WeedMaps along with any other adjustments necessary to give effect to the Reorganization Agreement. The pro forma gives effect to:

(i)
the issuance to us of a Secured Promissory Note in the original principal amount of Three Million Dollars ($3,000,000) (the “Note”). The Note is secured by certain assets according to the terms of a Pledge and Security Agreement (the “Security Agreement”), which assets include all of the assets of WeedMaps, including but not limited to the URL known as www.weedmaps.com. Pursuant to the Note RJM will make the following payments: (1) Two Hundred Fifty Thousand Dollars ($250,000) on January 15, 2013; One Hundred Thousand Dollars ($100,000) each month beginning February 25, 2013 and continuing on the twenty fifth (25th) of each month thereafter for a total of twenty eight (28) months; and Sixteen Thousand Five Hundred Dollars ($16,500) on July 25, 2015. Interest shall accrue on the outstanding principal amount on an annual basis at a rate of One and One Hundredth Percent (1.01%);

(ii)	$750,000 in cash of which $500,000 will be withheld at closing and $250,000 to be paid on Jan 15, 2013.

(iii)
the assumption by RJM (i) of approximately $2.6 million that we owed to Justin Hartfield arising out of the Global Securities Purchase, Consulting, and Resignation Agreement by and between us, WeedMaps, and Hartfield dated as of July 31, 2012; (ii) the assumption by RJM of approximately $2.4 million that we owed to Douglas Francis arising out of the Global Securities Purchase and Resignation Agreement by and between us, WeedMaps, and Francis dated as of July 31, 2012; (iii) and the assumption by RJM of approximately $2.9 million that we owed to Keith Hoerling arising out of the Global Securities Purchase Agreement by and between the Company, WeedMaps, and Hoerling dated August 14, 2012. Including accrued interest, the aggregate amount assumed by RJM was approximately $8 million in obligations we owed to Messrs. Hartfield, Francis and Hoerling.

(iv)	the assumption by RJM of all our obligations under that certain Office Lease Agreement by and between us and Redstone Plaza, LLC dated January 17, 2011 (the “Lease Assumption Agreement”);

(v)	the assumption by RJM of an outstanding principal balance note of approximately $3.4 million owed to the sellers of the Marijuana.com domain name.

The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2012 begins with our historical statement of operations, shows the deletion of WeedMaps along with any other adjustments necessary to give effect to the Reorganization Agreement and gives pro forma effect to this transaction as if it were completed on January 1, 2012.

Our historical data for the nine months ended September 30, 2012 has been derived from our unaudited financial statements. The unaudited pro forma condensed combined balance sheet and statements of operation are based on assumptions and include adjustments as explained in the notes thereto. The summary unaudited pro forma condensed combined financial statements do not necessarily reflect our results of operations that actually would have resulted had the sale of WeedMaps been consummated as of the dates referred to above. Accordingly, such data should not be viewed as fully representative of our past performance or indicative of future results. Our unaudited pro forma condensed combined financial statements are based upon our historical financial statements and should be read in conjunction with our historical financial statements and the related notes.

SEARCHCORE, INC.
Unaudited Pro Forma Condensed Consolidated Balance Sheet
September 30, 2012

	SearchCore, Inc.	Proforma Adjustments		Pro Forma
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$812,232	$(647,378)	(12)	$164,854
Accounts receivable	127,671	(127,671)	(13)	—
Note receivable	—	1,350,000	(1)(2)	1,350,000
Other current assets	966,667	719,227	(2)(15)	1,685,894
Current assets - discontinued operations	151,007	—		151,007
TOTAL CURRENT ASSETS	$2,057,577	$1,294,178		$3,351,755

Property and equipment, net	414,679	(408,618)	(5)(8)(16)	6,061
Intangible assets:
Domain names	1,008,572	(215,770)	(9)(17)	792,802
Domain name - Marijuana.com, net	4,243,754	(4,243,754)	(18)	—
Trademarks	87,832	(87,832)	(6)	—
Web software, net	715,615	(715,615)	(10)(19)	—
Goodwill	486,403	(486,403)	(11)	—
Note receivable	—	1,650,000	(1)	1,650,000
Other assets	82,332	(54,332)	(7)	28,000

TOTAL ASSETS	$9,096,764	$(3,268,146)		$5,828,618

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

Accounts payable	$87,219	$(16,919)	(20)	$70,300
Accrued liabilities	4,186,961	(3,584,602)	(3)(21)(26)	602,359
Notes payable	733,901	(708,901)	(22)	25,000
Notes payable - related party	2,659,091	(2,659,091)	(4)	—
Current liabilities - discontinued operations	125,000	—		125,000

TOTAL CURRENT LIABILITIES	$7,792,172	$(6,969,513)		$822,659

LONG TERM LIABILITIES

Other accrued liabilities	2,067,001	(1,950,001)	(3)	117,000
Notes payable	3,334,756	(2,884,756)	(22)	450,000
Notes payable - related party	1,945,834	(1,945,834)	(4)	—
Earn-out provisions	36,426	(36,426)	(23)	—

TOTAL LONG TERM LIABILITIES	7,384,017	(6,817,017)		567,000

TOTAL LIABILITIES	$15,176,189	$(13,786,530)		$1,389,659

STOCKHOLDERS' EQUITY (DEFICIT)

Preferred stock, $0.001 par value: 20,000,000 shares authorized;
zero shares issued and outstanding at September 30, 2012;
zero shares issued and outstanding at December 31, 2011;	—	—		—
Common stock, $0.001 par value: 200,000,000 shares authorized;
89,340,256 shares issued and outstanding at September 30, 2012,
83,140,256 shares issued and outstanding at December 31, 2011;	89,340	—		89,340
Treasury stock;
51,772,289 shares issued and outstanding at September 30, 2012,
zero shares issued and outstanding at December 31, 2011;	(51,772)	—		(51,772)
Paid-in capital	(11,194,018)	—		(11,194,018)
Retained earnings (accumulated deficit)	5,077,025	10,518,384	(24)(26)	15,595,409

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(6,079,425)	10,518,384		4,438,959

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$9,096,764	$(3,268,146)		$5,828,618

The accompanying notes are an integral part of these condensed consolidated financial statements.

SEARCHCORE, INC.
Unaudited Pro Forma Condensed Consolidated Statement of Operations
September 30, 2012

	SearchCore, Inc.	Pro Forma Adjustments		Pro Forma

REVENUE
Sales	$12,172,350	$(12,164,889)	(25)	$7,461

Total revenue	12,172,350	(12,164,889)		7,461

OPERATING EXPENSES
Cost of sales	722,462	(722,070)	(25)	392
Selling, general and administrative expenses	8,589,514	(8,376,193)	(25)	213,321.00

Total operating expenses	9,311,976	(9,098,263)		213,713

Operating Income (loss)	2,860,374	(3,066,626)		(206,252)

Other Income (Expense)
Gain on sale of WeedMaps Media, Inc.	—	7,816,635	(24)	7,816,635
Gain on change in fair value of earn-out liabilities	5,954,030	(44,084)	(25)	5,909,946
Interest income	587	(150)	(25)	437
Interest expense	(36,786)	14,584	(25)	(22,202)
Total other income	5,917,831	7,786,985		13,704,816

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	8,778,205	4,720,359		13,498,564

Provision for Income Taxes	721,000	(721,000)	(26)	—
INCOME (LOSS) FROM CONTINUING OPERATIONS	8,057,205	5,441,359		13,498,564

Loss from discontinued operations, net of $73,000 tax benefit for the nine months ended September 30, 2012.	(108,255)	—		(108,255)

NET INCOME (LOSS)	$7,948,950	$5,441,359		$13,390,309

Income (loss) per share, Basic and Diluted
Income (loss) from continuing operations	$0.11			$0.19
Income (loss) from discontinued operations	(0.00)			(0.00)
Total income (loss) per share	$0.11			$0.19

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	72,236,822			72,236,822

The accompanying notes are an integral part of these condensed consolidated financial statements.

INFORMATION TO THE UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS

The WeedMaps Merger and Basis of Presentation

On December 11, 2012, we entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement”) by and among us and our wholly owned subsidiary, WeedMaps Media, Inc., a Nevada corporation (“WeedMaps”), on the one hand, and RJM BV, a Dutch corporation (“RJM”), on the other hand. Pursuant to the Reorganization Agreement, upon the closing of the transaction, we sold WeedMaps to RJM in exchange for (a) Three Million Dollars ($3,000,000), represented by a secured promissory note, (b) the assumption by RJM of various of our obligations to Douglas Francis, Justin Hartfield, and Keith Hoerling, and the assumption of our office lease in Newport Beach, California, and (c) Seven Hundred Fifty Thousand Dollars ($750,000) in cash (of which we withheld Five Hundred Thousand Dollars ($500,000) from WeedMaps at the closing and Two Hundred Fifty Thousand Dollars ($250,000) of which will be paid to us on January 15, 2013). The closing of the sale took place on December 31, 2012.

As partial consideration under the Reorganization Agreement, RJM delivered a Secured Promissory Note in the original principal amount of Three Million Dollars ($3,000,000) (the “Note”). The Note is secured by certain assets according to the terms of a Pledge and Security Agreement (the “Security Agreement”), which assets include all of the assets of WeedMaps, including but not limited to the URL known as www.weedmaps.com. Pursuant to the Note RJM will make the following payments: (1) Two Hundred Fifty Thousand Dollars ($250,000) on January 15, 2013; One Hundred Thousand Dollars ($100,000) each month beginning February 25, 2013 and continuing on the twenty fifth (25th) of each month thereafter for a total of twenty eight (28) months; and Sixteen Thousand Five Hundred Dollars ($16,500) on July 25, 2015. Interest shall accrue on the outstanding principal amount on an annual basis at a rate of One and One Hundredth Percent (1.01%).

As further consideration under the Reorganization Agreement, RJM delivered documents sufficient (i) to transfer all of the obligations that we owed to Justin Hartfield arising out of the Global Securities Purchase, Consulting, and Resignation Agreement by and between us, WeedMaps, and Hartfield dated as of July 31, 2012, to RJM and to release us from all said obligations thereunder (the “Hartfield Assignment and Assumption Agreement”); (ii) to transfer all of the obligations that we owed to Douglas Francis arising out of the Global Securities Purchase and Resignation Agreement by and between us, WeedMaps, and Francis dated as of July 31, 2012, to RJM and to release us from all said obligations thereunder (the “Francis Assignment and Assumption Agreement”); (iii) to transfer all of the obligations that we owed to Keith Hoerling arising out of the Global Securities Purchase Agreement by and between the Company, WeedMaps, and Hoerling dated August 14, 2012, to RJM and to release us from all said obligations thereunder (the “Hoerling Assignment and Assumption Agreement”); (iv) for RJM to assume all of our obligations under that certain Office Lease Agreement by and between us and Redstone Plaza, LLC dated January 17, 2011 (the “Lease Assumption Agreement”); and (v) for RJM to assume all of our obligations under certain additional material agreements set forth on Schedule 2.1.16 of the Reorganization Agreement (the “Agreement Assumption”).

As further consideration under the Reorganization Agreement, we, along with our President and Chief Executive Office James Pakulis, and Brad Nelms, entered into a Non-Competition Agreement (the “Seller Non-Competition Agreement”) whereby the bound parties agreed that they (i) will not disclose certain confidential information regarding the Business of WeedMaps; (ii) will not compete with the Business of WeedMaps; (iii) will not solicit, advise, provide or sell, directly or indirectly, any services or products of the same or similar nature to services or products of the Business of WeedMaps, to any client or prospective client of WeedMaps; (iv) will not solicit, request or otherwise attempt to induce or influence, directly or indirectly, any present client, distributor or supplier, or prospective client, distributor or supplier, of WeedMaps, to cancel, limit or postpone their business with WeedMaps, or otherwise take action which might be to the disadvantage of WeedMaps; and (v) will not hire or solicit for employment, directly or indirectly, or induce or actively attempt to influence, any employee, officer, director, agent, contractor or other business associate of WeedMaps (excluding employees prior to December 31, 2012), to terminate his or her employment or discontinue such person’s consultant, contractor or other business association with WeedMaps. The business of WeedMaps is defined in the Seller Non-Competition Agreement as Internet search and website operation for the medicinal cannabis industry.

Similar to the Seller Non-Competition Agreement, RJM, Douglas Francis, Justin Hartfield, and Keith Hoerling entered into a Non-Competition Agreement (the “Buyer Non-Competition Agreement”) whereby they agreed not to compete with our business, described in the Buyer Non-Competition Agreement as internet search, internet advertising, and website operation for (a) the tattoo industry, (b) the manufactured housing industry, (c) the recreational sports industry, and (d) other industries in which SearchCore and/or its affiliates operates, at the time of the Agreement or thereafter.

As further consideration under the Reorganization Agreement, we entered into an Assignment of Trademarks (“Trademark Assignment”) and an Assignment of Domain Names (“Domain Assignment”) whereby we assigned certain trademarks and domain names to WeedMaps.

Sale of Certain Assets

On December 11, 2012, in connection with the transactions contemplated by the Reorganization Agreement, we entered into an Asset Purchase Agreement (the “Purchase Agreement”) by and among us and our wholly owned subsidiary, General Marketing Solutions, Inc., a California corporation (“GMS”), on the one hand, and RJM, on the other hand, pursuant to which, upon the closing of the transaction, we sold certain assets to RJM for the sum of Ten Dollars ($10.00). The closing of the sale took place on December 31, 2012.

In connection with the Purchase Agreement, GMS entered into an Assignment of Domain Names (the “GMS Domain Assignment”) whereby GMS assigned certain domain names to RJM.

Estimate of Consideration Transferred

The sale price of WeedMaps was $11.7 million. The sale price was determined based on the value of the Secured Promissory Note in the original principal amount of $3 million, $750,000 in cash, and the assumption by RJM of approximately $8 million in debt obligations we owed to Messrs. Hartfield, Francis and Hoerling.

Summary of Transaction

The pro forma condensed combined financial statements reflect (i), the Secured Promissory Note in the original principal amount of $3 million, (ii) $750,000 in cash, and (iii) the elimination of approximately $8 million in debt obligations we owed to Messrs. Hartfield, Francis and Hoerling.

The following table summarizes the total sale price of $11,717,032:

Promissory note	$3,000,000
Cash payment	750,000
Obligations to Messrs. Hartfield, Francis and Hoerling	7,967,032
Total sale price	$11,717,032

The following table summarizes the net assets sold:

WeedMaps net assets	$2,526,453
General Marketing net assets	1,070,898
Assets related to assumption of lease	303,046
Net assets sold	$3,900,397

The following table summarizes the disposition with a total gain on sale of $7,816,635:

Total purchase price	$11,717,032
Net assets sold	(3,900,397)
Gain on sale of WeedMaps	$7,816,635

Basic and Diluted Income (Loss) per Share

Basic income (loss) per common share is computed by dividing net income (loss) by the weighted average common shares outstanding. Diluted income (loss) per common shares is computed by dividing net income (loss) by the weighted average common shares outstanding and common shares equivalents related to stock options when dilutive. As of September 30, 2012, there were outstanding 250,000 common stock purchase warrants that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period presented.

Notes to the pro forma financial statements:

1.	Addition of a $3 million Secured Promissory note booked as short term and long-term portions.

2.	Addition of $750,000 in cash of which $500,000 withheld at closing and $250,000 to be paid on Jan 15, 2013.

3.	Elimination of $4.1 million in short and long term accrued liabilities related to our obligations to Messrs. Hartfield, Francis and Hoerling.

4.	Elimination of $3.85 million in short and long term promissory notes owed to Messrs. Hartfield, Francis and Hoerling.

5.	Elimination of $249,000 in assets related to the assumption by RJM of our lease, including leasehold improvements.

6.	Elimination of certain trademarks valued at $55,000 related to the sale of the General Marketing assets.

7.	Elimination of $54,000 in rent deposits related to the assumption by RJM of our lease.

8.	Elimination of $14,000 in fixed assets related to the sale of the General Marketing assets.

9.	Elimination of $114,000 in domain names related to the sale of the General Marketing assets.

10.	Elimination of $401,000 in web software related to the sale of the General Marketing assets.

11.	Elimination of $486,000 in goodwill related to the sale of the General Marketing assets.

12.	Elimination of cash related to the sale of WeedMaps.

13.	Elimination of accounts receivable related to the sale of WeedMaps.

14.	[reserved]

15.	Elimination of $45,000 in accounts receivable related to the sale of WeedMaps.

16.	Elimination of $201,000 in fixed assets related to the sale of WeedMaps.

17.	Elimination of $101,000 in domain names related to the sale of WeedMaps.

18.	Elimination of $4,242,000 marijuiana.com asset related to the sale of WeedMaps.

19.	Elimination of $272,000 in web software related to the sale of WeedMaps.

20.	Elimination of accounts payable related to the sale of WeedMaps.

21.	Elimination of $99,000 in accrued current liabilities related to the sale of WeedMaps.

22.	Elimination of $3,416,000 marijuana.com note payable related to the sale of WeedMaps.

23.	Elimination of earn-out liabilities related to the sale of WeedMaps.

24.	Includes Gain on sale of WeedMaps of $7,817,000

25.	Elimination of all results of operations for the nine months ended September 30, 2012 related to the sale of WeedMaps.

26.	Elimination of provision for income taxes resulting from income generated by WeedMaps during the nine months ended September 30, 2012 related to the sale of WeedMaps.